IMPORTANT NOTICE
REGARDING YOUR INVESTMENT

NORTH AMERICAN GOVERNMENT BOND FUND, INC.

March 4, 2015

Dear Shareholder:

As an investor with a significant holding of the North American Government Bond Fund, Inc., we are sending you the enclosed proxy ballot regarding the upcoming Special Meeting of Shareholders to ask for your vote on an important proposal affecting your Fund.

Note that you may also receive a phone call from AST Fund Solutions, LLC, our proxy solicitor, to offer you the option of voting your shares quickly and conveniently by phone, mail or online.

Should you have any questions regarding the proposal or to vote your shares, please call 1 (800) 283-2170.

If you have already voted, thank you very much for your vote and please disregard these materials.

We greatly appreciate you taking the time to review the information and vote.

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of each of Total Return U.S. Treasury Fund, Inc. (ICA No. 811-05040), North American Government Bond Fund, Inc. (ICA No. 811-07292), ISI Strategy Fund, Inc. (ICA No. 811-08291) and Managed Municipal Fund, Inc. (ICA No. 811-06023) (ISI Funds), and also constitutes a prospectus of each of the Centre Active U.S. Treasury Fund, the Centre American Select Equity Fund and the Centre Active U.S. Tax Exempt Fund (the Centre Funds), each of which is a series of Centre Funds (ICA No. 811-22545), and other relevant documents, concerning the proposed reorganization have been filed by Centre Funds, together with each ISI Fund, with the Securities and Exchange Commission (SEC) and has been mailed to shareholders of the ISI Funds. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents (when available) may be obtained from the ISI Funds, free of charge, by calling (800) 955-7175.

International Strategy & Investment Inc. is the investment adviser to each of the ISI Funds. Centre Asset Management, LLC is the investment adviser to each of the Centre Funds. TO THE EXTENT THAT INTERNATIONAL STRATEGY & INVESTMENT INC. OR CENTRE ASSET MANAGEMENT, LLC, AN ISI FUND OR A CENTRE FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE ISI FUNDS IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE), OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF INTERNATIONAL STRATEGY & INVESTMENT INC. OR CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

ALPS Distributors, Inc. is the distributor of the ISI Funds and the Centre Funds.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.